Contact

www.linkedin.com/in/natasha-
cornstein-27317628 (LinkedIn)
www.blushington.com (Other)

Top Skills

Corporate Communications
Marketing Strategy
Marketing

Languages

Spanish (Native or Bilingual)
French (Professional Working)

Natasha Cornstein

CEO at Blushington Inc.
New York, New York, United States

Summary

Experienced CEO with a demonstrated history of working in the
beauty industry. Skilled in Negotiation, Crisis Communications,
Retail, Sales, and Event Management. Strong business development
professional graduated from Washington University in St. Louis.

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Experience

Blushington Inc.
9 years 6 months

CEO
June 2016 - Present (8 years 1 month)
New York, New York

Chief Executive Officer
January 2015 - Present (9 years 6 months)
New York, United States

President
July 2016 - July 2016 (1 month)

CF Acquisition Corp. VII
Director
December 2021 - Present (2 years 7 months)

CF Acquisition Corp. V
Director
February 2021 - January 2022 (1 year)

CIRCA
Director of Brand Management
April 2012 - December 2014 (2 years 9 months)
New York City

Pinnacle Management Corporation

VP, Client Services & Media Relations
February 2003 - March 2012 (9 years 2 months)

Fox News Channel
Associate Producer
June 2001 - February 2003 (1 year 9 months)

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Education

Washington University in St. Louis
· (1992 - 1996)